INTERACTIVE BROKERS GROUP, INC.

One Pickwick Plaza
Greenwich, Connecticut 06830
Tel: (203) 618-5800

August 7, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, DC  20549
Attention:  Michelle Miller and Marc Thomas

Re:
Interactive Brokers Group, Inc.
Responses to the Securities and Exchange Commission’s Comments to
Form 10-K for Year Ending December 31, 2018, Filed February 28, 2019 and
Form 10-Q for the Period Ending March 31, 2019, Filed May 9, 2019

 CIK No. 0001381197

Ladies and Gentlemen:

Interactive Brokers Group, Inc. (the “Company”) responds to the additional comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated July 24, 2019 from the Division of Corporate Finance, Office of Financial Services to Mr. Paul J. Brody, Chief Financial Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the year ending December 31, 2018 (“Annual Report”) and Quarterly Report on Form 10-Q for the period ending March 31, 2019 (“Quarterly Report”).  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.
Form 10-Q for the period ending March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview, page 40

1.
We note your response to comment 2. Disclose, in future filings, how the customer accounts related to the margin loan loss were "well margined" considering you only recovered $5 million from the liquidation of collateral.

Response:
The Company notes the Staff’s comments. The company believes that its current disclosures adequately describe its process related to margin loan risk as described on page 11 of its Annual Report in Part I, Item 1 “Business – Risk Management Activities – Electronic Brokerage” and on page 61 of its Quarterly Report in Part 1, Item 3 “Quantitative and Qualitative Disclosures about Market Risk – Margin Loans”.
In addition, the Company’s disclosure on page 40 states that the customer accounts were well margined at December 31, 2018 and that the Company had not incurred any losses since none of its customer accounts had fallen in deficit at December 31, 2018. This statement is accurate as to that date: at December 31, 2018 these customer accounts had aggregate positive equity of $86 million based on the stock’s price of $3.96 per share. As a result, the Company believes the disclosure was adequate because the accounts were well margined at December 31, 2018.

The losses the Company incurred resulted from significant declines in the share price of the stock collateralizing margin loans following an analyst report which alleged that “at least 77% of the [issuer’s] assets are fabricated.” The report also alleged that the issuer’s only operating entity has been declared insolvent in China and is involved in multiple legal proceedings which it has failed to disclose in its filings with the Commission. As a result of the analyst report and the allegations of fraud therein, the stock’s price fell significantly in a short period of time.
During the first quarter of 2019, the stock’s share price continued to fall significantly (e.g., to $0.41 per share at February 28, 2019) resulting in aggregate gross deficits in the affected customer accounts of $47 million. Despite the Company’s efforts to liquidate the customers’ positions, given the low liquidity in the market there were limited opportunities to do so without realizing losses. As a result, as of March 31, 2019, the Company was able to recover $5 million through these efforts, thereby reducing the total loss to a net of $42 million. In addition, the Company’s foreclosure on the remaining shares (that had previously been held as collateral) began a six-month holding period under Rule 144(d)(1), and the Company will continue to record mark-to-market gains/losses until such time as it is able to liquidate this position.
Item 3. Quantitative and Qualitative Disclosures about Market Risk
Margin Loans, page 59

2.
We note your response to comment 2. Given that margin loans represent a significant portion of total assets, the differing risk levels associated with these types of loans as well as the events and circumstances which lead to the gross losses and minimal recoveries recognized, please address the following in order to provide investors with an enhanced understanding of the Company's exposures as it relates to the margin loans:

•	Disaggregate your margin loans by type, amount and underlying strategy; and

•	Disclose if you revised or enhanced your policies for margin loans in response to the loss incurred.

Response:
The Company notes the Staff’s comments. In response to the first bullet point, the Company has considered how disaggregation can be accomplished and does not believe that margin loans can be disaggregated as requested. Margin loans represent a type of loan extended to brokerage customers that is collateralized by marketable securities in the customers’ accounts in accordance with regulatory requirements and internal policies. This is the only type of loan the Company extends to its customers. Because the margin requirements placed on a customer account depend on the many combinations of positions that may be held in an account (e.g., stock and options positions may reduce price risk and, therefore, margin requirements), margin loans cannot be disaggregated by security type or underlying strategy. As such, the Company believes that its disclosures with respect to its margin loans are in compliance with the requirements of Commission’s Regulations and U.S. GAAP.

In response to the second bullet point, the Company continuously enhances its policies for margin loans, including for the events leading to the loss, as disclosed on page 41 of the Company’s Form 10-K for the period ending December 31, 2018:
“Our Risk Management Committee continuously monitors and evaluates our risk management policies, including the implementation of policies and procedures to enhance the detection and prevention of these types of events.”
The Company will include similar disclosures, as appropriate, in its future filings with the Commission:
If you have any questions, please feel free to contact the undersigned by telephone at 203.618.5800.

Sincerely,

/s/ Paul J. Brody
Paul J. Brody
Chief Financial Officer, Treasurer and Secretary

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